UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DIVERSIFIED CORPORATE RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

255153108

(CUSIP Number)

James R. Colpitt Trust

c/o Dale W. Young

5400 LBJ Freeway, Suite 1425

Dallas, Texas 75240

(972) 341-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 255153108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James R. Colpitt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000

	8.	Shared Voting Power 731,250

	9.	Sole Dispositive Power 20,000

	10.	Shared Dispositive Power 731,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 751,250 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.16%

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes (a) 731,250 shares of common stock underlying warrants held by James R. Colpitt Trust, of which Mr. Colpitt is the sole trustee, and (b) 20,000 shares of common stock underlying 2,000 shares of Series A Convertible Preferred Stock held by Mr. Colpitt.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James R. Colpitt Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 731,250 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 731,250 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 731,250 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.91%

14.	Type of Reporting Person (See Instructions) OO

(2)  Includes 731,250 shares of common stock underlying warrants held by James R. Colpitt Trust, of which James R. Colpitt is the sole trustee.

Item 1.	Security and Issuer

The securities covered by this Schedule 13D are shares of common stock, $.10 par value (the “Common Stock”), of Diversified Corporate Resources, Inc., a Texas corporation (the “Company”).  The Company’s principal executive offices are located at 10670 N. Central Expressway, Suite 300, Dallas, Texas 75231.

Item 2.	Identity and Background

(a)           This statement on Schedule 13D is being filed by the following Reporting Persons:  James R. Colpitt, an individual resident of the State of Oklahoma, and the James R. Colpitt Trust, an Oklahoma trust (the “Trust”)

(b) The business address of Mr. Colpitt and the Trust is P.O. Box 462, Collinsville, OK 74021;
(c) Mr. Colpitt is a private investor;
(d) Neither Mr. Colpitt nor the Trust has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e)           Neither Mr. Colpitt nor the Trust has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) Mr. Colpitt is a U.S. citizen, and the Trust was formed under the laws of Oklahoma.

Item 3.	Source and Amount of Funds or Other Consideration

From August 13, 2004, through May 13, 2005, the Trust loaned the Company over $1,800,000 pursuant to several short-term (one year or less) promissory notes.  In consideration for these loans to the Company, the Company issued the Trust warrants (the “Warrants”) to purchase an aggregate of 731,250 shares of Common Stock (the “Warrant Shares”), at exercise prices ranging from $.12 to $.96 per share.  Prior to this lending activity and receipt of warrants by the Trust, Mr. Colpitt purchased 2,000 shares of the Company’s Series A Convertible Preferred Stock, which would convert into 20,000 shares of Common Stock (the “Shares”).  The executed warrant agreements representing the Warrants were delivered to the Trust on or about April 7, 2005.

Item 4.	Purpose of Transaction

Mr. Colpitt acquired the Shares for investment purposes.  The Trust may acquire additional shares of Common Stock pursuant to the exercise of one or more of the Warrants.  Also, Mr. Colpitt is 50% owner of Sipur LLC, which holds a security interest in 168,500 shares of Common Stock, which Sipur LLC may acquire if it forecloses on such security interest.  Otherwise, neither Mr. Colpitt nor the Trust has any plans to engage in any transactions described in Paragraphs (a) through (j) of this Item.  Any decision by Mr. Colpitt or the Trust in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date hereof, (i) Mr. Colpitt beneficially owns 751,250 shares of Common Stock, representing 9.16%, and (ii) the Trust beneficially owns 731,250 shares of Common Stock, representing 8.91%, respectively, of the 8,203,693 shares of Common Stock that the Company had outstanding as of the date hereof (including the Warrant Shares as if the Warrants were exercised on the date hereof), as represented to Mr. Colpitt and the Trust by certain officers of the Company;

(b)	Number of shares as to which Mr. Colpitt has:
	sole power to vote or direct the vote:	20,000
	shared power to vote or direct the vote:	731,250
	sole power to dispose or direct the disposition:	20,000
	shared power to dispose or direct the disposition:	731,250

	Number of shares as to which the Trust has:
	sole power to vote or direct the vote:	0
	shared power to vote or direct the vote:	731,250
	sole power to dispose or direct the disposition:	0
	shared power to dispose or direct the disposition:	731,250

(c)	Other than the transactions set forth herein, neither Mr. Colpitt nor the Trust has engaged in any transactions in the
Common Stock within the past 60 days;

(d)	Not applicable;

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
	None.

Item 7.	Material to Be Filed as Exhibits
	None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2005	/s/ James R. Colpitt
James R. Colpitt, individually

JAMES R. COLPITT TRUST

Date: June 8, 2005	By:	/s/ James R. Colpitt, Trustee
James R. Colpitt, Trustee